Exhibit 99.44

Black Mammoth Metals Identifies Geophysical Drill Target and Acquires Claims at 305 Property, NV

BMM: TSX-V

VANCOUVER, BC, May 4, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a ground gravity survey (the “Gravity Survey”) and a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned 305 Property (the “Property”). The Property is situated along the Rabbit Creek Trend, Lander County, NV, which is a north-south structural zone with approximate length of 220 kms and is known to host very large gold deposits including Turquoise Ridge, Phoenix and Lone Tree mines at its northern end and the Austin mining district in the south where the Company is actively exploring multiple properties (see Figure 1).

The Company has also staked 9 unpatented lode claims on lands administered by the Bureau of Land Management (BLM). Together with the 40 existing claims, the Property now covers a total of approximately 409 hectares (1012 acres). The Property has excellent year-round access off highway 305, 50 kms south of Battle Mountain, NV.

Figure 1 – Location of 305 Property and Highway 305 Along the Rabbit Creek Trend. (CNW Group/Black Mammoth Metals Corp)

Gravity and IP Survey Results:

The Gravity Survey has delineated another prominent gravity high (horst structure) for the Company trending in a NS direction, intersected by a NE-trending gravity anomaly, which coincides with an overlapping and coherent chargeability high (see Figure 2). Historical reverse circulation drill holes (2018 and 2022) on the Property spaced approximately one km apart, testing for potential gold mineralization in uplifted Paleozoic rocks beneath volcanic cover, ended in a thick layer of highly silicified and sulfidic volcanics and felsic intrusive rocks. The silicified rocks exhibited characterics of lower temperature alteration suggesting being at a high level of a potentially mineralized system. The historic hole depths weren’t deep enough to test the Paleozoic target sequences and there hasn’t been any known drilling at the new drill target area in the south which is indicated by the Company’s gravity and IP surveys.

The target concept is based on structural complexity and the identification of prominent gravity blocks, the projection of gold-mineralizing trends onto the Property, as well as the presence of McCoy-Cove type host lithologies, such as the Triassic Cane Springs Carbonates, which are exposed within a thrust window located slightly north of the Property.

The Company believes that the continuous sulfide zone may function as a cap layer and as a halo, forming a component of a potential deeper-seated McCoy-Cove carlin-type gold system. The McCoy-Cove gold system which is proximal to the 305 Property and the other mines mentioned on the Rabbit Creek Trend are not indicative of potential mineralization at 305 Property.

The Company considers the 305 Property drill ready subject to completion of a BLM Notice of Intent.

Figure 2 – Complete Bouguer Gravity High at 2.30 g/cc (Left) with an Overlapping Chargeability Anomaly at 200-300m depth (Right), and Historical Drill Holes with Significant Sulfide Content (Over 100m Intercepts). (CNW Group/Black Mammoth Metals Corp)

The (4) east-west IP lines were situated in the south of the Property and spaced 300m apart.

The Gravity Survey’s 254 stations were spaced 100m E-W along lines spaced 150m covering the Property excluding the 9 recently staked claims area in the south.

Acquisition Terms:

The Company owns 305 Property 100% with no finder’s fees, royalties, share compensation or other terms in connection with the acquisition by staking.

Black Mammoth continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 26 core properties:

•	305 Property, Lander County, NV.
•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.

•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101,
Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 04-MAY-26